Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Sponsored Miami Padel Club Appoints Grand Slam Champion Juan Martin
del Potro as Strategic Advisor of its Ownership Group

April 6th, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Ground-Breaking Collaboration with the Miami Pro Padel Club - Miami PC

Newport Beach, California - Greenbriar Capital Corp or ("Greenbriar"), a leading developer of sustainable real estate and renewable energy, announces today that one of the greatest Latino tennis players in the world, former top 3 world ranked ATP Tour and Padel enthusiast, Juan Martin del Potro, partners with the Greenbriar Sponsored Miami Padel Club franchise to further grow the sport of Padel, and bring new and existing fans closer to the game in the City of Miami and beyond.

Miami, FL (Tuesday, April 4, 2023) - As Padel continues to gain momentum in North America the new Miami Padel Club has appointed Argentine tennis legend Juan Martin del Potro as strategic advisor of its ownership group. At the new franchise of the Pro Padel League (PPL), Juan Martin will advise on sports operations, marketing, and recruitment as they assemble their squad. He'll also help the team identify talent and further raise the visibility of Padel amongst partners, fans, and the community. "I am extremely pleased to welcome Juan Martin on board at the Miami Padel Club," said Club Owner Ronnie Strasser. "His vast experience as a world-class, winning athlete and his knowledge and passion for the sport will be essential to reach our goal of raising awareness and understanding about Padel. He is a natural fit for our team as we continue working with key stakeholders to build an entertaining and competitive Club."

Juan Martin made history in 2009 when he beat Roger Federer in the U.S. Open finals. He won his first Association of Tennis Professionals (ATP) Tour title in 2018 before in Stuttgart, Germany, and he claimed three more victories - among 22-tour level titles. During the 2018 season at the BNP Paribas Open, he reached a career-high ATP Tour Ranking of No. 3. He also made waves at the Olympics in London 2012 and Rio 2016, he won bronze and silver, respectively.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

"I am honored to join the Miami Padel Club at such an exciting time," said del Potro. "We share a strong passion for the sport, and this is a tremendous opportunity to drive growth in a vibrant, diverse community such as Miami by bringing more players and fans closer to the game. Miami is the epicenter of Padel as there is a strong foundation for the game and is a market with a unique opportunity to grow a team and a culture of fandom that rivals other teams in the league."

"The PPL is rapidly expanding and we are building an exciting platform that is developing Padel in North America with our first season of competition starting in May," said PPL Commissioner Marcos Del Pilar. "With Juan Martin advising the Miami Padel Club, he is not only an asset for the franchise, but will provide worldwide exposure for the League and further enable us to grow the sport and our community of fans around the world."

Miami's Padel Club is one of seven franchises it includes top players Marta Marrero former number one in the world and WTA top 40, Ruben Rivera (USA), Jose Grizpe (USA), Simon Charaf Jones (Mexico), Mateo Coles (USA), Paloma Cortina (USA), Brittney Dubins (USA), and Maria Fernanda Espinosa (Mexico).

In building anticipation for its inaugural season, the Miami Club recently announced a ground-breaking sponsorship with Greenbriar Capital Corp, the first public ESG company to sponsor a franchise in the Pro Padel League. Greenbriar Capital Corp (Toronto Venture Exchange: GRB US OTC Market: GEBRF), is a leading developer of sustainable real estate and renewable energy.

The PPL's inaugural season will kick off in Tampa on May 13 with seven teams and conclude with the PPL CUP on June 10-11 to determine the league's champion. Each team will consist of two male and two female players and will follow the international scoring format.

Padel has over 25 million players worldwide and is growing in popularity in the U.S. with the number of Padel courts set to double this year. Over 8 million players are projected to be playing in the U.S. by 2030.

About Miami Padel Club

Miami Padel Club is a Pro Padel League franchise committed to inspiring and growing participation in the game of Padel. The Club is building the sport based on the existing foundation in the city, and its deep roots in the Latino community with passion and a progressive, competitive, and sustainable approach. Miami PC is owned by Ronnie Strasser, President, and Chief Investment Officer of Strasser Asset Management. For more information, please visit http://www.miamipc.com.

About the Pro Padel League

The Pro Padel League (PPL) is North America's first professional Padel Teams league. The PPL's mission is to create a premier sports league providing a national stage for the sport while generating nationwide awareness and excitement for Padel as it continues to grow across North America. The PPL's high-octane team competition will kick-off in May of 2023 with seven teams and conclude with the PPL CUP in June of 2023 where the four best teams will compete for the title. During the first season, teams will be comprised of four active players including two men, and two women, and four alternates, and will follow the international scoring format. For more information on the PPL, visit: https://propadelleague.com/

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value. Website is https://greenbriarcapitalcorp.ca.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF